               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D


           Under the Securities Exchange Act of 1934
                      (Amendment No. 2)



                   DARLING INTERNATIONAL, INC.
                         (Name of Issuer)



                  Common Stock, $0.01 Par Value
                  (Title of Class of Securities)

                        237-266-10-1
                       (CUSIP Number)


                   Glenn J. Cocchiola, Esq.
                    Dillon, Bitar & Luther
                        53 Maple Avenue
                   Morristown, NJ  07963-0398
                        (201) 539-3100
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)


                       October 9, 1996
     (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [ ]

Check the following box if a fee is being paid with the statement. [ ]

                           SCHEDULE 13D

CUSIP No.   237-266-10-1

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Intermarket Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]

                                                       (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*                                      WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION               New York


7.   SOLE VOTING POWER                                   -- 0 --


8.   SHARED VOTING POWER                                 615,768


9.   SOLE DISPOSITIVE POWER                              -- 0 --


10.  SHARED DISPOSITIVE POWER                            615,768

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                  615,768

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    12.0%


14.  TYPE OF REPORTING PERSON*                              CO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D

CUSIP No.   237-266-10-1

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Fernwood Restructurings, Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]

                                                       (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*                                      WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION               New York


7.   SOLE VOTING POWER                                   -- 0 --


8.   SHARED VOTING POWER                                 290,526


9.   SOLE DISPOSITIVE POWER                              -- 0 --


10.  SHARED DISPOSITIVE POWER                            290,526

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                  290,526

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     5.6%


14.  TYPE OF REPORTING PERSON*                              CO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          This Statement on Schedule 13D is filed with respect to Darling International, Inc. (the "Issuer"), which has its principal executive offices at 251 O'Connor Ridge Boulevard, Suite 300, Irving, Texas 75038, telephone number (214) 717-0300. This Statement relates to the Issuer's common stock, par value $.01 (the "Common Stock").

Item 2.   Identity and Background.

          This Statement is filed by  Intermarket Corp.
("Intermarket") and Fernwood Restructurings, Limited
("Restructurings").

          Intermarket is a New York corporation, having its principal place of business 667 Madison Avenue, New York, New York 10021. Intermarket's principal business is providing investment management services to corporations and acting as a general partner of investment partnerships.

          The executive officers of Intermarket are Lionel Goldfrank, III, President; Ian MacKenzie, Vice President; Thomas
P. Borger, Vice President; and David B. Forer, Vice President. Each has as his business address, the address of Intermarket. Each has, as his principal occupation or employment, the position with Intermarket listed above. The executive officers of Intermarket constitute of all of its shareholders and no shareholder has absolute control. No other person is directly or indirectly in control of Intermarket.

          Restructurings is an open-ended British Virgin Islands Company above having its principal place of business at Palm Chambers, P.O. Box 119, Road Town, Tortola, British Virgin Islands. Its directors are Mr. Goldfrank, Mr. MacKenzie and Mr. Forer, each identified above, together with Ian D. Fair, a Bahamian citizen, whose principal occupation is as Chairman of MeesPierson (Bahamas), Ltd. ("MeesPierson"), the Administrator of Restructurings, which has its principal office at 404 East Bay Street Windermere House, P.O. Box SS 5539, Nassau, Bahamas; Anita N. Donaldsor, a Bahamian citizen, whose principal occupation is as Assistant Manager of Trust of MeesPierson; Jacques C. Bouteiller, a French citizen, who is retired, whose address is 1 Rue de L'Aigle, Compienge, France; Georg von Richter, a Swiss citizen, whose principal occupation is as General Manager of Bank Sal Openheim (Schweiz) A.G., whose address is at Uraniastrasse 28, P.O. Box 4439, CH 8022, Zurich, Switzerland; and, John L. Thompson, a Bahamian citizen, whose principal occupation is as Manager Corporate Secretarial of MeesPierson. No person other than those named in this Item are in control of Restructurings.


          Neither Intermarket, Restructurings, nor any person named in this Item 2. has during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          Neither Intermarket, Restructurings, nor any such person was during the last five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Except as otherwise indicated, all of the persons identified in response to this Item 2. are citizens of the United
States of America.


Item 3.   Source and Amount of Funds or Other Consideration.

          This Item is amended to add:

          "Shares of the Common Stock were acquired by various corporations to which Intermarket provides investment management services and investment limited partnerships of which it is a general partner. On October 9, 1996, three entities advised by Intermarket purchased, in an open market transaction, 116,000 shares of Common Stock for $2,950,000 or $25 per share. Of these shares, 57,500 were acquired by Restructurings. The source of funds for these transactions was available cash in the investment accounts of the advised entities, including Restructurings, and in certain cases, margin loans from Bear Stearns & Co., Inc., a clearing broker."

Item 4.   Purpose of Transaction.

          These purchases were made in the ordinary course of business of each of these advised entities. The purpose of each acquisition was investment.

          Intermarket, Restructurings and these other entities reserve the right to sell shares of the Common Stock and to purchase additional shares of the Common Stock.

          Intermarket has no plan or proposal which relates to the actions set forth in the Instructions to Item 4 of Schedule
13D or any action similar thereto.


Item 5.   Interest in Securities of the Issuer.

          This Item is amended to add:

          "Intermarket provides investment management services to corporations and acts as a general partner of investment limited partnerships. None of these entities hold or beneficially own in excess of 5% of the Common Stock of the Issuer, except Restructurings. As of the date of this Amendment No. 2 to Schedule 13D, such entities, including Restructurings, hold in the aggregate 615,768 shares of the Common Stock or 12.0% of the outstanding shares of Common Stock based upon information contained in the Issuer's Report on Form 10-Q dated for the period ended June 29, 1996 where 5,148,984 shares of Common Stock were stated as being outstanding as of August 12, 1996. As of the date of this Amendment No. 2 to Schedule 13D, Restructurings held 290,425 shares, or 5.6%, of the outstanding Common Stock. As a result of the investment management services provided to these entities by Intermarket, Intermarket may be deemed to have shared voting and dispositive power over such shares with such holders, including Restructurings.

          Intermarket has had no transaction in the securities of the Issuer, and none of the entities to which it provides investment management services, including Restructurings, has had transactions in the securities of the Issuer in the last sixty (60) days except for the following purchase of Common Stock made in the Over-the-Counter Market through a Broker/Dealer:

          Date                Amount              Price

          10/09/96            116,000             $25.00

of which 57,500 shares were purchased by Restructurings."

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          None.

Item 7.   Materials To Be Filed As Exhibits.

          None.









                            SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              INTERMARKET CORP.



Dated: October 15, 1996       By:  IAN MAC KENZIE
                                  _______________________________
                                   Ian Mac Kenzie, Vice President



                              FERNWOOD RESTRUCTURINGS, LIMITED
                              By Intermarket Corp.
                              its Investment Manager



Dated: October 15, 1996            By:  IAN MAC KENZIE
                                        _________________________
                                        Ian Mac Kenzie
                                        Vice President
























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